Exhibit 12(b)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	Ended	Year Ended December 31,
(Dollars in thousands)	September 30, 2009	2008	2007	2006	2005	2004

Earnings (1):
Income before income tax expense	$103,903	$205,660	$372,518	$357,108	$380,410	$384,476
Fixed charges	288,862	387,324	430,134	360,708	225,524	140,545
Preferred stock dividends (4)	(28,357)	(4,051)	—	—	—	—
Other adjustments (2)	(37)	(576)	(862)	(1,054)	(1,072)	(1,123)
Total earnings (a)	$364,371	$588,357	$801,790	$716,762	$604,862	$523,898

Fixed charges (1):
Interest on deposits	$100,941	$156,774	$230,625	$195,324	$97,406	$42,581
Interest on borrowings	150,380	213,948	187,221	153,284	116,926	88,337
Interest portion of rental expense (3)	8,839	11,850	11,323	10,959	10,059	8,468
Preferred stock dividends (4)	28,357	4,051	—	—	—	—
Other adjustments (5)	345	701	965	1,141	1,133	1,159
Total fixed charges (b)	$288,862	$387,324	$430,134	$360,708	$225,524	$140,545

Ratio of earnings to fixed charges and preferred stock dividends (a/b)	1.26x	1.52x	1.86x	1.99x	2.68x	3.73x

Earnings, excluding interest on deposits:
Total earnings	$364,371	$588,357	$801,790	$716,762	$604,862	$523,898
Less interest on deposits	100,941	156,774	230,625	195,324	97,406	42,581
Total earnings excluding interest on deposits (c)	$263,430	$431,583	$571,165	$521,438	$507,456	$481,317

Fixed charges, excluding interest on deposits:
Total fixed charges	$288,862	$387,324	$430,134	$360,708	$225,524	$140,545
Less interest on deposits	100,941	156,774	230,625	195,324	97,406	42,581
Total fixed charges, excluding interest on deposits (d)	$187,921	$230,550	$199,509	$165,384	$128,118	$97,964

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d) (6)	1.40x	1.87x	2.86x	3.15x	3.96x	4.91x

(1)          As defined in Item 503 (d) of Regulation S-K

(2)          For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)          The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)          Preferred stock dividends represents the pretax earnings that would be required to cover such dividend requirements.

(5)          For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(6)          The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.